SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EMC INSURANCE GROUP INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

268664109

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Lakewood Ranch, FL 34202

(941) 306-5368

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

Copy to:

Eric M. Fogel, Esq.

SmithAmundsen LLC

150 N. Michigan Ave., Suite 3300

Chicago, IL 60601

(312) 894-3325

January 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box  ☐.

CUSIP No. 268664109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,100,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,100,000
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $1.00 par value (the “Shares”), of EMC Insurance Group Inc., an Iowa corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 717 Mulberry Street, Des Moines, Iowa 50309.

ITEM 2.	IDENTITY AND BACKGROUND.

a)	The person filing this statement is Gregory M. Shepard (the “Filing Person”).

b)	The principal business address and the principal office of the Filing Person is 7028 Portmarnock Place, Lakewood Ranch, FL 34202.

c)	The Filing Person’s present principal occupation or employment is investing in securities

d)	None.

e)

On September 10, 2014, the Securities and Exchange Commission issued an “Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order and Civil Penalty” (the “Order”) In the Matter of Gregory M. Shepard, Respondent (Administrative Proceeding File No. 3-16064). The Order is available as Release No. 73035 at the following link: http://www.sec.gov/litigation/admin/2014/34-73035.pdf.

The Order found that the Filing Person violated Section 16(a) of the Securities Exchange Act of 1934 and Rule 16a-3 promulgated thereunder by failing to make timely filings of Form 3 (Initial Statement of Beneficial Ownership) and Form 4 (Statement of Changes in Beneficial Ownership) to report transactions in the Issuer’s securities. The Order ordered the Filing Person to cease and desist from committing or causing any violations and any future violations of Section 16(a) of the Securities Exchange Act of 1934 and Rule 16a-3 promulgated thereunder and to pay a civil penalty in the amount of $80,000 to the Securities and Exchange Commission.

The Filing Person had submitted an Offer of Settlement consenting to the entry of the Order, without admitting or denying the findings in the Order, and the Securities and Exchange accepted such Offer of Settlement.

f)	The Filing Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of 1,100,000 Shares purchased by the Filing Person was $30,232,337 (including commissions). The source of funding for the purchase of these Shares was a combination of personal funds, a bank loan and margin borrowing. Of the $30,232,337 amount, $18,946,426 came from personal funds of the Filing Person, and $11,285,911 came from a bank loan and margin borrowing. The borrowed funds came from bank loan at a bank and a margin account that the Filing Person held at a brokerage firm. This margin account was later transferred and consolidated in the private bank of another brokerage firm. The Shares held by the Filing Person are held in margin or similar accounts together with other securities. Such margin accounts may from time to time have debit balances.

ITEM 4.	PURPOSE OF TRANSACTIONS.

The Filing Person purchased the Shares because the Filing Person believes that the Shares are significantly undervalued and represent an attractive opportunity.

The Filing Person may seek from time to time to have discussions with the Issuer or other shareholders to discuss general business issues relating to the Issuer as well as concerns relating to shareholder value.

The Filing Person may seek to influence the Issuer regarding courses of action that the Filing Person may suggest are in the Issuer’s best interest and which, in the Filing Person’s opinion, would enhance shareholder value. These ideas may include, among other things, a merger with another company, a cash dividend, stock repurchase program, or liquidation. In addition, the Filing Person has asked the Corporate Governance and Nominating Committee of the Issuer’s Board of Directors to nominate him as a candidate for election to the Issuer’s Board of Directors.

The Filing Person may, from time to time and at any time, acquire additional Shares and/or other equity, debt or other securities of the Issuer (collectively, “Securities”) in the open market, in private transactions or otherwise, and reserves the right to dispose of any or all of his Securities in the open market, in private transactions or otherwise, and to engage in short selling, or in hedging or similar transactions, with respect to his Securities.

If the Filing Person is approached by one or more third-party investors in, or bidders for, the Issuer, then the Filing Person may sell, or grant an option to purchase, some or all of his Shares to such investors or bidders. Alternatively, the Filing Person may approach or solicit one or more potential third-party investors in, or bidders for, the Issuer with a view towards selling, or granting options to purchase, some or all of his Shares to such investors or bidders. In addition, the Filing Person may approach the Issuer or its largest shareholder, Employers Mutual Casualty Company, with a view toward selling, or granting an option to purchase, some or all of his Shares to the Issuer or Employers Mutual Casualty Company.

The Filing Person intends to have discussions with other stockholders of the Issuer, as well as other interested parties and possibly representatives of the Issuer, as they continue to evaluate the situation.

The Filing Person is considering all of his options and, while he has no present plan to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Copies of the following correspondence between the Filing Person and the Issuer are filed herewith as Exhibits and incorporated into this Item 4 by reference:

1.	Letter dated December 10, 2018, from the Filing Person to Bruce G. Kelley, President, CEO and Treasurer of the Issuer;

2.	Letter dated December 10, 2018, from the Filing Person to Mark E Reese, Senior Vice President and CFO of the Issuer;

3.	Email dated December 12, 2018, from Todd A. Strother, Senior Vice President and Chief Legal Officer of the Issuer, to the Filing Person; and

4.	Letter dated January 25, 2019, from the Filing Person to Todd A. Strother, Senior Vice President and Chief Legal Officer of the issuer, including the Filing Person’s Director Qualifications.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a)

As of the close of business on January 25, 2019, the Filing Person may be deemed to beneficially own, in the aggregate, 1,100,000 Shares, representing approximately 5.09% of the Issuer’s outstanding Shares (based upon the 21,611,374 Shares stated to be outstanding as of October 31, 2018, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018).

b)	The Filing Person has sole voting power and sole dispositive power with respect to 1,100,000 Shares.

c)

The following table sets forth all purchases with respect to Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, the table includes commissions paid.

Date of Transaction	Purchase Price Per Share	Shares Purchased
11/21/18	31.8077	35,741
11/21/18	31.6170	28,081
11/23/18	31.7182	13,627
11/26/18	31.8020	8,512
11/27/18	31.9244	7,851
11/28/18	32.1251	27,559
11/29/18	32.1682	19,444
11/30/18	31.9985	43,794
12/03/18	31.9734	2,900
12/04/18	31.8085	14,289
12/06/18	31.7962	1,806
12/07/18	31.9913	4,996
12/11/18	32.1490	6,417
12/12/18	32.1598	744
12/13/18	31.9556	10,326
12/14/18	31.8972	2,378
12/17/18	31.8875	6,702
12/18/18	32.0027	5,013
12/19/18	31.9754	8,511
12/20/18	32.0031	6,168
12/21/18	31.7367	9,000
12/24/18	31.5006	5,161
12/26/18	31.6973	827
12/27/18	31.7370	1,369
12/28/18	31.5600	3,148
12/31/18	31.6695	3,490
01/02/19	31.7637	1,165
01/03/19	31.5762	8,200
01/07/19	31.7100	700
01/08/19	31.7172	9,595
01/09/19	31.7682	2,241
01/10/19	31.7234	9,015
01/11/19	31.7108	12,184
01/14/19	31.6414	2,146
01/16/19	31.6716	15,772
01/17/19	31.6100	4,000
01/18/19	31.5495	2,000
01/22/19	31.5100	1,028
01/24/19	31.6600	115
01/25/19	31.6596	3,885

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Letter dated December 10, 2018, from the Filing Person to Bruce G. Kelley, President, CEO and Treasurer of the Issuer;

Exhibit 7.2 Letter dated December 10, 2018, from the Filing Person to Mark E Reese, Senior Vice President and CFO of the Issuer;

Exhibit 7.3 Email dated December 12, 2018, from Todd A. Strother, Senior Vice President and Chief Legal Officer of the Issuer, to the Filing Person; and

Exhibit 7.4 Letter dated January 25, 2019, from the Filing Person to Todd A. Strother, Senior Vice President and Chief Legal Officer of the Issuer, including the Filing Person’s Director Qualifications.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 25, 2019

/s/ Gregory M. Shepard
Gregory M. Shepard

Exhibit 7.1

Gregory M. Shepard

Attorney at Law

7028 Portmarnock Place

Lakewood Ranch, FL 34202

FL Tel 941 306-5368

15 Country Club Place

Bloomington, IL 61701

IL Tel 309 827-5968

(summer address)

Cell 309 310-1331

email gshepard2000@aol.com

December 10, 2018

Mr. Bruce G. Kelley

President, CEO and Treasurer

EMC Insurance Group, Inc.

717 Mulberry Street

Des Moines, Iowa 50309

Dear Mr. Kelley:

I have been a shareholder of EMC Insurance Group Inc. (“EMCI”) at various times since 2005. In the last 3 years I have been acquiring EMCI shares and I presently own 958,600 shares purchased at a cost of $25.7 million. As the third largest EMCI shareholder after Employers Mutual Casualty Company (“EMCC”) and Dimensional Funds, I have been closely following EMCI’s recent filings with the SEC. I would like the opportunity to have dinner with you to discuss and learn more about EMCC’s proposed transaction and EMCI’s corporate governance process. As both of our families are fourth generation insurance, I believe we have a lot in common.

Please contact me by email. I will be in Des Moines through December 14.

Thank you in advance. I look forward to meeting you.

Cordially yours,

/s/ Gregory M. Shepard

Gregory M. Shepard

Exhibit 7.2

Gregory M. Shepard

Attorney at Law

7028 Portmarnock Place

Lakewood Ranch, FL 34202

FL Tel 941 306-5368

15 Country Club Place

Bloomington, IL 61701

IL Tel 309 827-5968

(summer address)

Cell 309 310-1331

email gshepard2000@aol.com

December 10, 2018

Mr. Mark E. Reese

Senior Vice President and CFO

EMC Insurance Group, Inc.

717 Mulberry Street

Des Moines, Iowa 50309

Dear Mr. Reese:

I have been a shareholder of EMC Insurance Group Inc. (“EMCI”) at various times since 2005. In the last 3 years I have been acquiring EMCI shares and I presently own 958,600 shares purchased at a cost of $25.7 million. As the third largest EMCI shareholder after Employers Mutual Casualty Company (“EMCC”) and Dimensional Funds, I have been closely following EMCI’s recent filings with the SEC. I would like the opportunity to meet with you to discuss and learn more about EMCC’s proposed transaction and EMCI’s corporate governance process.

Please contact me by email. I will be in Des Moines through December 14.

Thank you in advance. I look forward to meeting you.

Cordially yours,

/s/ Gregory M. Shepard

Gregory M. Shepard

Exhibit 7.3

From: Todd.A.Strother@EMCIns.com

To: gshepard2000@aol.com

Sent: 12/12/2018 4:33:32 PM Eastern Standard Time

Subject: Your Letters to Bruce Kelley and Mark Reese

Mr. Shepard,

I have been advised of the letters you sent to Bruce Kelley and Mark Reese on December 10, 2018. Please allow me to respond on their behalf.

As you may know, laws and regulations applicable to the proposed transaction between EMCC and EMCI dictate that we cannot comment on the transaction beyond the public disclosures and filings. Likewise, we cannot privately discuss the proposed transaction with any investor. However, if you have comments or thoughts that you would like to share with us, we would be happy to hear and consider them. Mr. Kelley is not available this week, and schedules of other senior executives are very tight, but I may be able to arrange a one-hour conference call for you to speak with me and several other executive officers, such as Mick Lovell (Executive Vice President of Operations), Scott Jean (Executive Vice President of Finance and Strategy), and/or Mark Reese (Senior Vice President and CFO).

If you would like to schedule a conference call this week, please let me know what times you would have available on Thursday or Friday, and then I will check the schedules of the other officers to try to arrange the call.

Thank you.

Todd A. Strother

Senior Vice President and Chief Legal Officer

EMC Insurance Companies

717 Mulberry Street | Des Moines, IA 50309

515-345-7316 | Fax: 515-345-2895

Todd.A.Strother@EMCIns.com | www.emcins.com

Exhibit 7.4

Gregory M. Shepard

Attorney at Law

7028 Portmarnock Place

Lakewood Ranch, FL 34202

Tel 941 306-5368 Cell 309 310-1331 email gshepard2000@aol.com

January 25, 2019

Office of the Chief Legal Officer

EMC Insurance Group Inc.

P.O. Box 712

Des Moines, Iowa 50306

Re: Board of Directors

Dear Mr. Strother:

I have reviewed the EMC Insurance Group Inc. (the “Company”) 2018 Proxy Statement (the “Proxy”) regarding the Process for Identifying and Evaluating Director Candidates and Board Diversity. Individually, I am the beneficial owner of 1,100,000 shares of common stock of the Company and, behind Employers Mutual Casualty Insurance Company (“EMCC”) and Dimensional Fund Advisors LP, the 3rd largest shareholder of the Company.

I am recommending myself to be nominated by the Corporate Governance and Nominating Committee of the Company’s Board of Directors as a director candidate, in accordance with the requirements and procedures set forth in the Company’s Corporate Governance Guidelines. In evaluating me as a director nominee, the Corporate Governance and Nominating Committee should note my skills, knowledge, background, educational and professional achievements, breadth of experience and abilities. I was born October 15, 1955, and am in good health. Attached is a summary of my relevant work experience to date and of why I am the best candidate to represent the non-EMCC shareholders on the Company’s Board of Directors at this critical moment.

I ask that you add me as a Director now so that I may bring my unique skills to the Special Committee of independent directors formed to consider the EMCC Proposal. If you decide to not add me now as a Company director then, in the alternative per the spirit of the announcement in the Schedule 13D filed by EMCC on November 16, 2018, that EMCC’s Proposal will be subject to a non-waivable condition requiring approval of the Proposal by a majority of the Company shares not owned by EMCC and its directors or executive officers, I ask that my nomination be put to a vote at the next Annual or Special Shareholders Meeting and that, if I receive a similar majority vote of shares not owned by EMCC and its directors or executive officers, EMCC will also vote in favor of my election as a director.

Thank you for your consideration of me as a director of the Company. This is the reason I came to Des Moines, Iowa the week of December 10th and asked by letter to speak to Mr. Bruce G. Kelley or Mr. Mark E. Reese. I look forward to hearing from you.

Yours truly,

/s/ Gregory M. Shepard

Gregory M. Shepard

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Gregory M. Shepard – Director Qualifications

Like EMCC and the Company CEO Bruce Gunn Kelley, I am the fourth generation of my family to be involved in the insurance business. I understand the Gunn and Kelley family commitment to an organization because I have a similar background. My great-grandfather owned a livery stable, a grain elevator, a drug store and then several Central Illinois banks before 1915. Around 1900, he started an insurance agency to sell policies to their customers. My grandfather in 1916 formed an Illinois corporation to act as the attorney-in-fact for an auto reciprocal inter-insurance exchange which he founded and managed for 36 years, and on which his father served on the board of trustees for over 30 years. In 1925, my grandfather started a second auto reciprocal, and he owned the attorneys in-fact for both reciprocals until his death in 1952.

I earned a B.S. from the University of Illinois and my J.D. from Northern Illinois University. I have been a member of the Illinois Bar Association since 1981. From 1981 to 1985, I was a Vice President and then, beginning in 1985, President of our 2 reciprocals.

In 1994, following the Northridge Earthquake, our companies purchased a 9.2% position in the 5th largest auto insurer in California, 20th Century Industries (effective January 1, 2000, 21st Century Insurance Group) of Woodland Hills, CA (“TW” stock symbol on the NYSE). I served on the Board of Directors of TW from 1995 to 2004, including 3 years while American International Group (“AIG” on the NYSE) owned less than 50% of TW followed by 6 years while TW was controlled by AIG, after AIG became the majority shareholder of TW. In late 2003, while our insurance company was a 7% shareholder of TW, AIG, the majority shareholder, by a shareholder’s written consent changed TW’s state of incorporation from CA to DE pursuant to a merger of TW with and into a wholly owned DE subsidiary. The change of incorporation had many effects, including the elimination of cumulative voting, and I was not re-nominated to TW’s board in 2004. At various times I served on TW’s Audit, Compensation, Key Employee Incentive and Stock Option Committees. In 2007, AIG acquired for cash all of the outstanding shares of TW not already owned by AIG.

In 1994, Meridian Insurance Group of Indianapolis, IN (“MIGI” stock symbol on the NASDAQ) expressed an interest in acquiring our larger recently reorganized stock property and casualty insurer. In 1995, we created a subsidiary property-casualty insurer and re-insured our agency business into this company. I then interviewed a number of investment-banking firms but declined their proposed terms. I then researched and contacted a dozen property-casualty groups (including: Meridian Insurance Group; Allied Insurance Group of Des Moines, IA; State Auto Insurance Group of Columbus, OH; and Harleysville Insurance Group of Harleysville, PA) and negotiated the sale of our new subsidiary with each interested potential acquirer. In January 1997, we sold our new subsidiary for stock in Unitrin, Inc.

In 1998 and 1999, we merged our companies into one company, American Union Insurance Company (“AUIC”), an Illinois property and casualty insurance company. From 1985 to 2004, I was Chairman and President of AUIC and its subsidiaries and affiliates. In 2009, AUIC redeemed my 50% interest in AUIC and I resigned from its board.

In 1997, during a period of declining profitability for AUIC’s health insurance business, I founded Illinois HealthCare Insurance Company (“Illinois HealthCare”) as an Illinois stock life, accident and health insurance company that I owned 100% of. Simultaneously in 1997, I was a co-founder and 50% owner of Illinois HealthCare, Inc., an Illinois HMO, which started to participate in an involuntarily roll-out of the Illinois Medicaid market to managed care. The roll-out was not implemented, and the HMO was merged with and into Illinois HealthCare in 1998. From 1997 on, Illinois HealthCare was not profitable in its health insurance business. On June 30, 2000, Illinois HealthCare, with less than the minimum capital and surplus required of Illinois life, accident and health insurance companies, was voluntarily placed into liquidation with the Office of the Special Deputy Receiver representing the Director of the Illinois Department of Insurance. The receivership was concluded in 2008, and no allegations of any wrongdoing were ever made against me by the Illinois Department of Insurance.

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I have been an investor in publicly traded subsidiaries of mutual insurance companies since July 1996, when AUIC first acquired shares in MIGI. In 1998, AUIC was an investor in publicly traded Allied Group, Inc. (“GRP” on the NYSE), which was previously a subsidiary and later an affiliate of Allied Mutual Insurance Company of Des Moines, Iowa (“Allied Mutual”). On May 15, 1998, Nationwide Mutual Insurance Company (“Nationwide Mutual”), a 4.9% shareholder of GRP announced a two-step offer to merge with Allied Mutual followed by a $47 per share purchase of the remaining GRP shares not owned by Nationwide Mutual. The $47 offer represented a 69% premium to the market-closing price of the GRP shares prior to the announcement. On June 4, 1998, Definitive Agreements were announced, and on October 1, 1998, Allied Mutual merged into Nationwide Mutual, followed by the cash purchase of the remaining GRP shares not owned by Nationwide Mutual for $48.25 per share, a 74% premium prior to the May 15th offer announcement. This was a watershed moment for the publicly traded subsidiaries of mutual insurance companies.

After the Nationwide Mutual acquisition of the Allied companies closed, I individually purchased AUIC’s shares in MIGI, and then I bought additional shares in the market, eventually acquiring 20.23% of MIGI. I became MIGI’s largest shareholder after Meridian Mutual Insurance Company (“Meridian Mutual”), which owned 48.5%. (I refer to Meridian Mutual, MIGI, and their affiliated companies collectively as “Meridian”.) I then was the catalyst in 2000 when AUIC filed a Tender Offer (“TO”) with the Securities and Exchange Commission (the “SEC”) to acquire the remainder of the MIGI shares not owned by me, which provided the opportunity for State Auto Mutual Insurance Company’s (“State Auto Mutual”) merger with Meridian Mutual, followed by State Auto Mutual’s purchase of MIGI’s publicly traded shares not owned by State Auto Mutual, a 4.9% owner. Norma J. Oman was the CEO of both Meridian Mutual and MIGI. AUIC and I also filed Form A Statements with the IN, MN and OH Departments of Insurance. My efforts helped to deliver the shares’ true value to MIGI’s publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual’s purchase.

After the State Auto Mutual acquisition of Meridian closed in June 2001, I purchased 2,000,000 shares of STFC and became the largest shareholder, with 5.1%, other than State Auto Mutual, which owned 67% of STFC. As a STFC shareholder, I was involved in several activist efforts, including a shareholder proposal and a TO filed with the SEC to acquire 8,000,000 of STFC’s 10,896,332 public shares not owned by State Auto Mutual and to deliver the shares’ true value to STFC’s publicly traded shareholders. I also filed an “acquisition of control” filing with the Ohio Securities Division and Form A Statements with the OH, IN, and MN Departments of Insurance. In 2004, I sold 1,000,000 STFC shares or 50% of my position to one of Carl Icahn’s companies, and then I sold the remaining 1,000,000 STFC shares during 2005 in the market.

On May 1, 2012, Nationwide Mutual merged with Harleysville Mutual Insurance Company (“Harleysville Mutual”), a Pennsylvania mutual property and casualty insurance company, which owned 53% of Harleysville Group, Inc., a Delaware business corporation trading on the NASDAQ as “HGIC”, followed by Nationwide Mutual’s purchase of HGIC’s publicly traded shares, Michael L. Browne was the CEO of both Harleysville Mutual and HGIC. This marked the third time that two mutuals had merged followed by the cash-out of the publicly traded shares and the second time that Nationwide Mutual had utilized this acquisition method, and the HGIC public shareholders received a 137% premium over the HGIC share price five business days preceding the announcement of the transactions.

After my involvement with STFC, in 2005 I began investing in Class A and Class B common shares of Donegal Insurance Group Inc. of Marietta, PA (“DGICA” and “DGICB” on the NASDAQ and collectively “Donegal”), a Delaware business corporation and a subsidiary of Donegal Mutual Insurance Company (“Donegal Mutual”), a Pennsylvania mutual property and casualty insurance company. Donald H. Nikolaus was the President and CEO of both Donegal Mutual and Donegal. The DGICA shares had one-tenth of a vote per share and the DGICB shares, had one vote per share. As of March 1, 2013, Donegal had 20,050,649 DGICA Shares (with 2,005,064 votes) and 5,576,775 DGICB Shares (with 5,576,775 votes) outstanding, with total combined votes of the DGICA Shares and DGICB Shares of 7,581,839. Donegal Mutual owned 7,755,953 DGICA Shares (representing 38.7% of the outstanding DGICA Shares) with 775,595 votes and 4,217,039 DGICB Shares (representing 75.6% of the outstanding DGICB Shares) with 4,217,039 votes. By combining the DGICA and DGICB votes, Donegal Mutual had the authority to cast 4,992,634 or 65.9% of the 7,581,839 total combined votes.

3

By 2013, I owned 3,602,900 DGICA Shares (representing 18.0% of the outstanding DGICA Shares) with 360,290 votes and 397,100 DGICB Shares (representing 7.1% of the outstanding DGICB Shares) with 397,100 votes. By combining the DGICA and DGICB votes, I had the authority to cast 757,390 or 9.99% of the 7,581,839 total combined votes. The other public shareholders as of March 1, 2013 owned 8,691,796 DGICA Shares (representing 43.3% of the outstanding DGICA Shares) with 869,179 votes and 962,636 DGICB Shares (representing 17.3% of the outstanding DGICB Shares) with 962,636 votes. By combining the DGICA and DGICB votes, the other public shareholders (i.e., besides Donegal Mutual and myself) had the authority to cast 1,831,815 or 24.1% of the 7,581,839 total combined votes.

March 20, 2013, I filed a TO with the SEC for Donegal’s 962,636 publicly traded DGICB Shares at $30 per share (on 3/19/13 DGICB Shares closed at $21.07). The TO had a 900,000 share minimum condition and an initial expiration date of April 19th. Section 9. Certain Information Concerning Offeror of the TO contains a history of contacts with Donegal going back to 2006.    I also filed Form A Statements with the PA, VA, MD, IA, WI and MI departments of insurance plus a similar filing with the Federal Reserve Bank of Philadelphia (for the savings bank they owned) seeking approval to acquire the DGICB Shares and increase my voting ownership from 9.99% to 22.7%.

On October 29, 2013, I filed 13D/A20 including a letter from the Federal Reserve saying it had determined not to disapprove my filing to acquire up to an additional 962,636 additional DGICB shares.

February 18, 2014, I filed 13D/A23 withdrawing my 6 Form A filings following a January 22, 2014 Form A Hearing before the PA Insurance Department.

December 21, 2015, I filed 13D/A30 with the SEC noting that on December 18, 2015, I had entered into a Stock Purchase and Standstill Agreement (the “Purchase Agreement”) with the Donegal Mutual and Donegal (together the “Purchasers”) pursuant to which I agreed to sell to the Purchasers 3,675,000 DGICA Shares at a price of $16.50 per share and 400,000 DGICB Shares at a price of $23.50 per share. The transactions contemplated by the Purchase Agreement closed on December 21, 2015. As a result of the transactions contemplated by the Purchase Agreement, I did not beneficially own any DGICA Shares or DGICB Shares of the Donegal. I agreed to abide by certain customary standstill provisions during the Standstill Period (as defined in the Purchase Agreement), including a prohibition on owning or otherwise acquiring any DGICA Shares or DGICB Shares of Donegal. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified by reference to the Purchase Agreement, a copy of which was filed as an exhibit.

4